SECUR 20010380

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50696

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Six Forks Road
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Bogaczyk (919) 716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman, LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Road, Ste 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 2 8 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Investor Services, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires 7/4/2024

APRIL J. DUTCHER NOTARY PUBLIC WAKE COUNTY, NC

Signature

Wealth Management Executive

Title

April J. Dutcher, April J. Dutcher

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DHG

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors & Stockholder
of First Citizens Investor Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of First Citizens Investor Services, Inc. (a wholly-owned subsidiary of First-Citizens Bank & Trust Company) (the "Company") as of December 31, 2019, the related statement of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Citizens Investor Services, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule 1, Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2, Statement Regarding SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2004.

Raleigh, North Carolina

February 27, 2020

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheet
December 31, 2019

Assets	
Cash, noninterest-bearing (note 3)	$ 4,848,886
Cash, interest-bearing	5,000,000
Due from related parties (note 3)	397,359
Commissions receivable	474,230
Prepaid expenses	260,496
Deposit with clearing organization	100,000
Premises and equipment, net (note 2)	86,431
Deferred tax asset (note 4)	430,571
Total assets	$ 11,597,973
Liabilities:	
Accrued salary expense	$ 1,472,852
Reserve for incentive plans	372,420
Due to related parties (note 3)	706,212
Pension liability	281,040
Taxes payable	175,866
Other liabilities	259,515
Total liabilities	$ 3,267,905
Stockholders equity (note 6):	
Common stock, $1 par value, authorized 50,000 shares; issued and outstanding 50,000 shares	$ 50,000
Additional paid-in capital	1,197,292
Retained earnings	7,082,776
Total stockholder's equity	8,330,068
Total liabilities and stockholder's equity	$ 11,597,973

See accompanying notes to the financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Income
Year Ended December 31, 2019

Revenues:		
Commissions	$	43,722,359
Investment advisory fees		12,114,826
Other income		1,219,651
Total revenues		57,056,836
Expenses:		
Employee compensation and benefits (note 5)		32,946,546
Fees paid to related parties (note 3)		6,489,495
Fees to clearing broker		2,811,807
Occupancy expense (note 3)		1,815,717
Third party processing		1,015,771
Travel expense		517,312
Equipment expense		253,064
Printing and office supplies		34,008
Interest expense to parent (note 3)		42,964
Telecommunications		47,814
Other expenses		1,433,182
Total expenses		47,407,680
Income before income taxes		9,649,156
Income taxes		2,341,522
Net income	$	7,307,634

See accompanying notes to the financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2018	50,000	$ 50,000	$ 1,197,292	$ 12,775,142	$ 14,022,434
Net income	—	—	—	7,307,634	7,307,634
Cash dividends ($260 per share)	—	—	—	(13,000,000)	(13,000,000)
Balance at December 31, 2019	50,000	$ 50,000	$ 1,197,292	$ 7,082,776	$ 8,330,068

See accompanying notes to the financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Cash Flows
Year Ended December 31, 2019

Operating Activities		
Net income	$	7,307,634
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,065
Loss on asset retirement		379
Decrease in net commissions receivable		112,984
Decrease in other prepaid expenses		23,001
Net change in due from/to related parties		332,114
Decrease in other assets		10,416
Increase in deferred tax asset		(416,305)
Increase in pension liability		76,311
Increase in accrued salary expense		81,535
Decrease in reserve for incentive plans		(417,630)
Decrease in taxes payable		(9,920)
Decrease in other liabilities		(442)
Net cash provided by operating activities		7,109,142
Investing Activities		
Purchase of premises and equipment		(74,860)
Net cash used in investing activities		(74,860)
Financing Activities		
Cash dividends paid		(13,000,000)
Net cash used in financing activities		(13,000,000)
Decrease in cash		(5,965,718)
Cash at beginning of year		15,814,604
Cash at end of year	$	9,848,886
Supplemental cash flow information:		
Income taxes paid to Parent	$	2,251,882
Interest paid to Parent		42,964

See accompanying notes to the financial statements.

(1) Organization

First Citizens Investor Services, Inc. (Investor Services or the Company) was organized as a North Carolina corporation, and on January 26, 1994, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 50,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. The Parent and other subsidiaries of BancShares are collectively referred to as "Related Parties". On January 1, 2016, the Company merged with First Citizens Securities Corporation (FCSC), with the Company being the surviving entity.

Investor Services is a registered broker/dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. The Company is an introducing broker-dealer that introduces brokerage accounts to a clearing agent that handles all the clearing activities. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of Investor Services' customers are located in the southeastern United States.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (US GAAP). Significant policies used in preparing the Company's financial statements are described in this summary.

(a) ***Premises and Equipment***

Premises and equipment, which consists primarily of software, hardware, furniture and fixtures, is stated at cost less accumulated depreciation of $1,305,240 at December 31, 2019. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) ***Income Taxes***

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

(c) ***Commission and Investment Advisory Fee Revenue***

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or services before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over

performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of the current market value at the time of sale or purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are provided.

Commissions earned on sales and purchases of securities for customers are recognized when the performance obligation is met which the Company deems to be the settlement date which does not differ materially from the trade date. These commissions were $29,197,293 as of December 31, 2019, and are included in total Commissions in the income statement. The Company also enters into arrangements with Insurance Companies as an agent and recognizes commissions on premiums received. These commissions were $1,619,466 as of December 31, 2019, and are included in total Commissions in the income statement. Total insurance commissions include both sales-based revenue that is recognized at the point of sale and trailing insurance revenue that is recognized over time as the performance obligation is met.

The Company also enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and receives distribution fees over time. These fees were $12,905,600 as of December 31, 2019, and are included in total Commissions in the income statement. The Company believes that its performance obligation is the sale of securities to investors and as such is fulfilled on the settlement date which does not differ materially from the trade date.

The Company provides investment advisory services to customers. Investment advisory fees are calculated as a percentage of assets under management. Investment advisory fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period. The performance obligation related to investment advisory fees is met over time as customers are receiving the benefit of the Company's advisory services. Investment advisory fees were $12,114,826 as of December 31, 2019.

(d) ***Use of Estimates in Preparation of Financial Statements***

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, Investor Services is charged interest at the prime rate for any outstanding balances Due to Parent. Such interest expense totaled $42,964 for the year ended December 31, 2019.

The Company pays management fees to the Parent and an agreed-upon percentage of certain revenues generated by dual employees. Fees paid to Related Parties under these arrangements totaled $6,489,495 for the year ended December 31, 2019.

The Company receives fees for administrative services provided to First Citizens Asset Management (FCAM), an entity also wholly-owned by the Parent, according to an agreed-upon contract ("the agreement"). Fees received according to the agreement were $97,705 for the year ended December 31, 2019. The Company provides payroll processing and other support services to FCAM as part of this agreement, which totaled $676,801, and $387,316, respectively, for the year ended December 31, 2019. The Company pays FCAM for certain revenues generated by dual employees as part of the agreement, which were $1,446,155 for the year ended December 31, 2019.

The Company paid occupancy expenses of $1,815,717 to the Parent for the year ended December 31, 2019.

At December 31, 2019, the Company had $4,848,886 in a noninterest bearing demand deposit account at the Parent. Due to Related Parties of $706,212 consists of underpayment of income tax expenses to Parent. Due from Related Parties of $397,359 consists of year-end adjustments to the pension liability.

(4) Income Taxes

At December 31, income tax expense consisted of the following:

		2019
Current tax expense		
Federal	$	1,752,812
State		302,827
Total current tax expense		2,055,639
Deferred tax expense (benefit)		
Federal		231,922
State		53,961
Total deferred tax expense (benefit)		285,883
Total income tax expense	$	2,341,522

The income tax for the period differed from the amounts computed by applying the Parent's federal income tax rate of 21% to income before income taxes because of the following:

	Amount	Percent
Income tax expense at statutory rate	$ 2,026,323	21.00 %
Increase (reduction) in income taxes resulting from:		
State and local income taxes, net of federal income tax benefit	281,863	2.92 %
Other, net	33,336	0.35 %
Total income tax expense	$ 2,341,522	24.27 %

Net deferred tax assets of $430,571 consist primarily of compensation-related temporary differences. No valuation allowance was deemed necessary on any deferred tax assets as management has determined it is more likely than not that future taxable temporary differences and the results of future operations will result in sufficient taxable income to realize the gross deferred tax assets.

Under US GAAP, the benefit of a position taken or expected to be taken in a tax return should be recognized when it is more likely than not that the position will be sustained based on its technical merit. There was no liability recorded for unrecognized tax benefits at December 31, 2019. The Company recognizes interest and penalties, if any, related to income tax matters in income tax expense. There was no amount recognized during 2019. The Company and the Parent are no longer subject to U.S. federal tax examinations by tax authorities for years before 2016.

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the Pension Plan) covering certain full-time employees, including employees of the Company who were hired before April 1, 2007 and who elected to remain in the defined benefit plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Net periodic pension income of $31,062 was allocated to the Company on a pro-rata basis, based on the total pension income for BancShares which was determined by an independent actuary. The allocation policies are determined by the Parent, and are subject to change. Pension liability of $281,040 represents the projected benefit obligation in excess of the fair value of pension plan assets.

Certain employees are also eligible to participate in the Parent-sponsored defined contribution savings plan. At the end of 2007, current employees were given the option to either participate in the defined benefit plan and remain in an existing defined contribution savings plan or to join an enhanced defined contribution savings plan. In addition to the employer match of the employee contributions, the enhanced plan provides a guaranteed, discretionary contribution to plan participants if they remain employed at the end of each calendar year. During the year, the Company contributed a total of $1,486,871 to the defined contribution savings plans. The enhanced defined contribution savings plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

Investor Services is a registered broker/dealer in securities with the FINRA. Investor Services is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2019, the Company had net capital, as defined, of $5,537,262 which was $5,287,262 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.59 to 1.00.

(7) Fair Value of Financial Instruments

Investor Services' financial instruments include cash, commissions receivable, and due from/to Related Parties. The carrying values of these on-balance sheet financial instruments approximate their fair values. Investor Services has no off-balance sheet financial instruments. Under US GAAP, fair value estimates are ranked on a three-tier scale based on the inputs used in the valuation. Other than cash, the financial instruments of Investor Services are considered Level 2.

(8) Concentrations of Credit Risk

The Company maintains its cash on deposit at the Parent, US Bank NA, and with Pershing, Inc. The balances at the Parent and US Bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balances at Pershing, Inc. (the Company's third party clearing broker) are insured by the Securities Investor Protection Corporation (SIPC). The Company routinely maintains amounts on deposit in excess of the FDIC and SIPC insured limits. As of December 31, 2019, the Company held $4,848,886 on deposit with the Parent, of which $4,598,886 exceeded the FDIC insured limit. As of December 31, 2019, the Company held $3,000,000 on deposit with US Bank, of which $2,750,000 exceeded the FDIC insured limit. As of December 31, 2019, the Company held $2,000,000 on deposit with Pershing, of which the majority exceeded the SIPC insured limit.

(9) Contingencies

The Company is involved at times in certain litigation arising in the normal course of business. In the opinion of management as of December 31, 2019, there is no pending or threatened litigation that will have a material effect on the Company's financial position or results of operations.

On February 12, 2018, the SEC Division of Enforcement ("Enforcement Division") announced the Share Class Selection Disclosure Initiative ("SCSD Initiative") pursuant to which investment advisers were encouraged to self-report possible securities laws violations relating to the failure to make certain disclosures concerning mutual fund share class selection. On June 11, 2018, FCIS notified the Enforcement Division that it intended to participate in the SCSD Initiative and submitted the information required by the SCSD Initiative on July 20, 2018. FCIS has received and executed an offer of settlement from the Enforcement Division and established an escrow account in the amount of $423,318 for reimbursement to customers. Reimbursements have been processed and FCIS will continue to cooperate as necessary with the SEC staff.

(10) Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 27, 2020, which is the date the financial statements were issued, noting no material subsequent events to disclose.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2019

Aggregate indebtedness:		
Accounts payable and accrued liabilities	$	3,267,905
Net capital:		
Total stockholder's equity		8,330,068
Less non-allowable assets		
Non-allowable cash		(1,239,094)
Deferred tax asset		(430,571)
Premises and equipment, net		(86,431)
Fixed annuity receivable		(239,425)
Insurance receivable		(710)
Cash held at Pershing		(3,586)
Fee receivable		(95,134)
Due from related parties		(397,359)
Prepaid expenses		(260,496)
Total non-allowable assets		(2,752,806)
Tentative net capital		5,577,262
Haircut adjustment		40,000
Net capital		5,537,262
Capital requirement		250,000
Excess net capital	$	5,287,262
Ratio - aggregate indebtedness to net capital		0.59

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5, Part II-A, dated December 31, 2019.

See the accompanying Independent Auditors' Report.

FIRST CITIZENS INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent or product underwriter, as applicable. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $0 at December 31, 2019.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2019.

There are no liabilities subordinated to claims of creditors at December 31, 2019.

Information relating to possession or control requirements is not applicable under rule 17 C.F.R. § 240.15c3-3: (k) (2)(ii).

Supplemental Report

With respect to the

General Assessment Reconciliation (Form SIPC-7)

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of First Citizens Investor Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below which were agreed to by First Citizens Investor Services, Inc. (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of First Citizens Investor Services, Inc. for the year ended December, 31 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting a $2 overstatement of Total Revenues on Item No. 2a on the Form SIPC-7;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 27, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******1545*********************MIXED AADC 220
50696 FINRA DEC
FIRST CITIZENS INVESTOR
PO BOX 27131
RALEIGH, NC 27611-7131

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 20,777
B.	Less payment made with SIPC-6 filed (exclude interest) 7/25/19 Date Paid	(9,967)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	10,810
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 10,810

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 10,810

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Citizens Investor Services, Inc.
(Name of Corporation, Partnership or other organization)

Steven F. Bogaczyk
(Authorized Signature)

SVP
(Title)

Dated the 22nd day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 57,056,838
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	40,857,043
(2) Revenues from commodity transactions.	846
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,324,049
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	980,381
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 42,964	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	42,964
Total deductions	43,205,283
2d. SIPC Net Operating Revenues	$ 13,851,555
2e. General Assessment @ .0015	$ 20,777
	(to page 1, line 2.A.)

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of First Citizens Investor Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Citizens Investor Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that First Citizens Investor Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 27, 2020

First Citizens
WEALTH MANAGEMENT

First Citizens Investor Services, Inc. Exemption Report

First Citizens Investor Services, Inc. (the "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a- S(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii) during the period January 1, 2019 to December 31, 2019

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception

First Citizens Investor Services, Inc.

I, Michael Wilson, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct:

By: [signature]

Title: Wealth Management Executive

December 31, 2019

 WM-1050

FIRST CITIZENS INVESTOR SERVICES, INC.

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Financial Statements and Supplemental Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)